EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the First Quarter Ended March 31, 2018

ACHESON, Alberta, May 01, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA) (NYSE:NOA) today announced results for the first quarter ended March 31, 2018.

Martin Ferron, Chairman and Chief Executive Officer of the Company, stated, “We are delighted to have turned the bright outlook we presented at the start of the quarter into outstanding financial results at the end of it. Our operations team continues to excel and after this strong beginning to the year, we are firmly on track to at least achieve our revenue and EBITDA growth targets for 2018.”

Additionally Mr. Ferron commented, “The second quarter will, as usual, be seasonally much slower due to spring break-up, but we have sufficient work to handily outperform the results of 2017. Beyond that our outlook remains much better than last year for both earthworks and construction projects. We can also confirm that the build of our new, purpose designed maintenance facility, is on schedule to be open by the end of the year and we are pleased with external customer reaction to this growth initiative.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2018 for further detail on the matters discussed in this release.

Highlights of the First Quarter Ended March 31, 2018

  Revenue for the quarter was $114.7 million, compared to $92.8 million for the prior year, an increase of 23.6%.
  Adjusted EBITDA for the quarter was $39.1 million compared to $31.6 million for the prior year, an improvement of 23.7%.
  Net income for the quarter was $11.1 million, compared to $9.6 million for the prior year, an improvement of 15.6%.
  Basic and diluted earnings per share for the quarter was $0.44 and $0.36, respectively, compared to basic and diluted earnings per share of $0.34 and $0.31, respectively for the prior year. The current year earnings per share was negatively affected by a $1.7 million non-cash provision for an anticipated loss on a sub-lease the Company entered into for its under-utilized Edmonton office facility ($0.07 and $0.06 impact on basic and diluted earnings per share, respectively).
  $12.1 million of cash on hand at the end of the quarter.

Highlights of Events Post First Quarter

  At the Annual General Meeting held on April 11, 2018, the Company’s shareholders approved an amendment to the articles of the Company to change the name to “North American Construction Group Ltd.” The name change was effective on April 11, 2018, however trading on the TSX and NYSE did not commence under the name until April 16, 2018. The Company’s trading symbol (TSX: NOA.TO / NYSE: NOA) remained the same. In a related move, the Company changed the name of one of its subsidiaries to "North American Construction Management Ltd." from "North American Construction Group Inc."

Declaration of Quarterly Dividend

On May 1, 2018 the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on May 31, 2018. The Dividend will be paid on July 6, 2018 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights
	Three months ended March 31,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$114,703	$92,842	$21,861
Project costs	41,463	29,207	12,256
Equipment costs	28,257	26,055	2,202
Depreciation	18,192	14,558	3,634
Gross profit(1)	$26,791	$23,022	$3,769
Gross profit margin(1)	23.4%	24.8%	(1.4)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,903	6,017	(114)
Stock-based compensation expense	1,898	2,058	(160)
Loss on sublease	1,732	—	1,732
Operating income	17,067	14,449	2,618
Interest expense	1,819	1,366	453
Net income	11,131	9,599	1,532
Net income margin(1)	9.7%	10.3%	(0.6)%
EBIT(1)	17,077	14,452	2,625
EBIT margin(1)	14.9%	15.6%	(0.7)%
EBITDA(1)	35,422	29,362	6,060
Consolidated EBITDA(1)	37,912	30,282	7,630
Consolidated EBITDA margin(1)	33.1%	32.6%	0.5%
Adjusted EBITDA(1)	39,090	31,566	7,524
Adjusted EBITDA margin(1)	34.1%	34.0%	0.1%

Per share information
Net income - Basic	$0.44	$0.34	$0.10
Net income - Diluted	$0.36	$0.31	$0.05

Cash dividend declared per share	$0.02	$0.02	—

(1) See “Non-GAAP Financial Measures.” A reconciliation of net income to EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures.”

Results for the First Quarter Ended March 31, 2018

For the three months ended March 31, 2018, revenue was $114.7 million, up from $92.8 million in the same period last year. Revenue grew in the current period compared to last year as a result of growth in heavy civil construction work at both the Kearl oil sands mine and the Highland Valley copper mine located in central British Columbia; the latter as part of the contribution from a recently awarded 3-year civil construction and mine support contract. The Company also realized current quarter growth in mine support activities as a result of ongoing work at the Fording River coal mine in southeast British Columbia, which offset a slight decline in mine support activities at the Kearl mine. The Company’s current period winter works program included volumes similar to last year's strong program with reclamation work at the Mildred Lake mine site and both overburden removal and tailings pond support activity at the Millennium mine site. The Company achieved these equivalent winter works volumes while also dedicating a portion of its equipment fleet capacity to the incremental heavy civil construction and mine support activities. This was made possible due to the Company’s 2017 investment in growth capital, which expanded its large sized equipment fleet capacity, and the benefit realized from the effective execution of the earthworks program through the ever changing weather conditions of the winter season.

For the three months ended March 31, 2018, gross profit was $26.8 million, or 23.4% gross profit margin, up from $23.0 million, or 24.8% gross profit margin, in the same period last year. The higher gross profit in the current period was a result of the higher revenue. The slight decline in current period gross profit margin was driven by certain heavy civil construction and mine support contracts that included lower margin activities.

For the three months ended March 31, 2018, depreciation was $18.2 million (or 15.9% of revenue), up from $14.6 million (or 15.7% of revenue) in the same period last year. The increase in current period depreciation was primarily driven by increased equipment use as a result of the higher revenue activity. Depreciation as a percent of revenue was similar between the two periods.

For the three months ended March 31, 2018, the Company recorded operating income of $17.1 million, up from $14.4 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $5.9 million for the quarter, down from $6.0 million for the same period last year. Stock-based compensation expense decreased $0.2 million compared to the prior year. The Company entered into a sub-lease for all of its committed space over the entire remaining term of its underutilized Edmonton office facility. While this effectively eliminated all but $1.7 million of the future commitment for this facility over the next 5 years, it nonetheless negatively affected current year earnings as the Company recorded the anticipated loss as an expense against operating income in the period.

For the three months ended March 31, 2018, the Company recorded $11.1 million net income (basic income per share of $0.44 and diluted income per share of $0.36), compared to $9.6 million net income (basic income per share of $0.34 and diluted income per share of $0.31) recorded for the same period last year. The net income improvement was achieved despite a $0.5 million increase in interest expense in the current period, driven primarily by the issuance of Convertible Debentures at the end of the comparable prior period; and a $0.6 million increase in deferred income tax expense recorded in the current period, driven by higher income in the period. The current year earnings per share was negatively affected by a $1.7 million non-cash provision for an anticipated loss on a sub-lease the Company entered into for its under-utilized Edmonton office facility ($0.07 and $0.06 impact on basic and diluted earnings per share, respectively).

The variance between the basic income per share in the current period and the basic income per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 25,284,661 as at March 31, 2018 compared to 28,004,778 as at March 31, 2017. The variance between the diluted income per share in the current period and the diluted income per share in the prior period is also affected by the weighted average effect of the Company’s newly issued convertible debentures. The complete calculation of basic and diluted income per share is detailed in the following table:

	Three months ended
	March 31,
	2018	2017
Net income available to common shareholders	$11,131	$9,599
Interest from Convertible Debentures (after tax)	441	75
Diluted net income available to common shareholders	$11,572	$9,674

Weighted average number of common shares	25,284,661	28,004,778
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,651,684	2,552,668
Dilutive effect of stock options	268,901	326,821
Dilutive effect of Convertible Debentures	3,686,636	696,365
Weighted average number of diluted common shares	31,891,882	31,580,632

Basic net income per share	$0.44	$0.34
Diluted net income per share	$0.36	$0.31

Total interest expense was $1.8 million during the three months ended March 31, 2018, up from $1.4 million in the prior year.

The Company recorded $0.5 million in interest on its Convertible Debentures during the three months ended March 31, 2018 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017.

Interest on the Credit Facility of $0.4 million in the three months ended March 31, 2018, was comparable to the interest expense in the prior year.

Interest on capital lease obligations of $0.8 million in the three months ended March 31, 2018 was comparable to interest expense in the prior year, despite a $9.1 million increase in the Company’s capital lease obligations.

Amortization of deferred financing costs of $0.1 million in the three months ended March 31, 2018 was comparable to the prior year. The current period deferred financing costs include the amortization of deferred financing costs related to the Convertible Debentures.

For the three months ended March 31, 2018, the Company recorded no current income tax expense and a deferred income tax expense of $4.1 million, providing a combined income tax expense of $4.1 million. This compares to a combined income tax expense of $3.5 million recorded for the same period last year.

Income tax as a percentage of taxable income for the three months ended March 31, 2018 and three months ended March 31, 2017 differs from the statutory rate of 27.00% primarily due to permanent tax differences resulting from stock-based compensation and income tax adjustments and reassessments.

Outlook

The Company has just completed the first quarter of the second year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that period. The Company’s strategy to achieve the growth is to:

  Build production related recurring services volumes in the Company’s core oil sands market, together with the addition of value creating services.
  Expansion of the Company’s market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Following on from 37% and 24% growth in revenue and EBITDA respectively in 2017, the Company is also on track to achieve its growth objectives for 2018 and 2019, with this very positive outlook supported by:

  The successful renewal of all of the Company’s oil sands long-term services agreements such that the Company is not faced with a contract expiration until late 2020;
  The Company’s customers continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme the Company executed two large earthworks jobs for the winter season with volumes similar to last year's strong program. Also during the first quarter the Company negotiated a contract for overburden handling, with a value of around $35 million, which will commence in April and last most of the year;
  The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for the Company’s services and an indirect benefit from the overall tightening of heavy equipment supply;
  A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;
  The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter of 2017, was modest at first, but it is expected to increase over the work duration;
  The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. The Company plans to build on its bidding success of 2017, with additional awards in 2018 and 2019;
  Further success at pre-qualifying to bid for major infrastructure projects. In late 2017 the Company was chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories; and
  Good progress with leveraging the Company’s core equipment maintenance competence into work for third parties. The Company already has jobs for three customers in its Edmonton maintenance facility and the Company believes that this initiative could have a discernible impact on its 2018 results. Beyond that the Company hopes to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of its customers’ equipment assets. Eventually, this external maintenance business could potentially provide more than $30 million in annual revenue stream for the Company.

Overall the Company is very encouraged by this bright outlook and are even more confident about meeting its growth targets, while maintaining a strong balance sheet.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended March 31, 2018 tomorrow, Wednesday, May 2, 2018 at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through June 2, 2018, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 8158018

The live and archived webcast can be accessed at:

http://event.on24.com/r.htm?e=1655512&s=1&k=6B4740BDBA1E52D0BDE33ABABC044764

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit,” “margin,” “EBIT,” “EBITDA,” “Consolidated EBITDA,” and “Adjusted EBITDA.”

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin,” “net income margin,” “EBIT margin,” “Consolidated EBITDA margin” or “Adjusted EBITDA margin.”

NACG believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

"Adjusted EBITDA," which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in the Company’s new Credit Facility.

The Company believes that Consolidated and Adjusted EBITDA are a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews Consolidated and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.

As EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2018	2017
Net income	$11,131	$9,599
Adjustments:
Interest expense	1,819	1,366
Income tax expense	4,127	3,487
EBIT	17,077	14,452
Adjustments:
Depreciation	18,192	14,558
Amortization of intangible assets	153	352
EBITDA	35,422	29,362
Adjustments:
Loss on disposal of property, plant and equipment	80	214
Gain on disposal of assets held for sale	(42)	(68)
Equity classified stock-based compensation expense	720	774
Loss on sublease	1,732	—
Consolidated EBITDA	37,912	30,282
Adjustments:
Liability classified stock-based compensation expense	1,178	1,284
Adjusted EBITDA	39,090	31,566

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect,” “may,” “could,” “believe,” “anticipate,” “continue,” “should,” “estimate,” “potential,” “likely,” “target,” “on track” or similar expressions. Forward looking statements include the statements that the Company believes it is on track to at least achieve its revenue and EBITDA growth targets for 2018, expects that the second quarter will be seasonally much slower due to spring break-up, believes that it has sufficient work to handily outperform the results of 2017, believes its outlook is much better than last year for both earthworks and construction projects, expects that its new, purpose designed maintenance facility is on schedule to be open by the end of the year, believes that it will be able to achieve a minimum 15% compound growth in revenue and EBITDA over the period of its three year organic growth plan, believes that it will be able to achieve growth through building production related recurring services volumes in its core oil sands market together with the addition of value creating services and through expanding its market coverage to include other resource mines and infrastructure projects that involve major earthworks, believes that it will be able to achieve its growth objectives for 2018 and 2019, expects that its customers will continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel, expects that the contract for overburden handling it negotiated in the first quarter, with a value of around $35 million, will commence in April and last most of the year, anticipates that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for its services and an indirect benefit from the overall tightening of heavy equipment supply, believes that there will be meaningful heavy construction activity for the summer season of 2018, expects that revenue from the three year site support contract at the Highland Valley copper mine will increase over the work duration, expects that it will build on its bidding success of 2017 on natural resource related contracts, with additional awards in 2018 and 2019, expects that it will have further success at pre-qualifying to bid for major infrastructure projects, believes that its third party maintenance work could have a discernible impact on its 2018 results, expects that it will be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of its customers’ equipment assets and which could ultimately provide more than $30.0 million in annual revenue stream for it.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2017. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca